RACKWISE, INC.
101 California St.
Suite 2450
San Francisco, CA 94111

January 6, 2012

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:	Katherine Wray or Courtney Haseley
Division of Corporation Finance

Re:	Rackwise, Inc. (f/k/a Visual Network Design, Inc.)
Amendment to Current Report on Form 8-K Dated September 21, 2011
Filed November 16, 2011
File No. 000-54519

Ladies and Gentlemen:

On behalf of Rackwise, Inc., a Nevada corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated December 13, 2011 (the “Comment Letter”), addressed to Guy Archbold, Chief Executive Officer of the Company, relating to the above-captioned Amendment No. 1 to the Current Report on Form 8-K filed by the Company on November 16, 2011 (the “Current Report”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 2 to the Current Report on Form 8-K/A (the “Form 8-K/A”), with changes addressing the Staff’s comments as well as certain other changes.

General

1.	We note your response to prior comment 2. Please supplementally confirm that none of the cited reports was commissioned by, or prepared for, the company.

We confirm that none of the cited reports was commissioned by, or prepared for, the Company.

Description of Business, page 5

General

2.
We note your revisions in response to prior comment 3.  However, based on your disclosure the solutions offered by your products remain unclear.  Further enhance your disclosure to more clearly summarize what your comprehensive solutions are.  In this regard, we note that you describe two products: Data Center Manager (DCM) and Rackwise on Demand.  Enhance your description of the four solutions areas offered by DCM by describing, in plain English terms and in narrative format, the specific solutions listed under the following headings: Data Center Essentials; Data Center Intelligence; Data Center Optimization; and Data Center Business.  Consider providing examples of how your products work to provide the listed solutions.  Also, explain how Rackwise on Demand differs from DCM.

We have revised our disclosure to more clearly identify our product and summarize the solutions it provides.  We attempted to describe those solutions in plain English and in narrative format; however, we admit that it may be unavoidable to use some technical terms in explaining our business.  When using such technical terms, we have included appropriate explanatory language.

We clarified that our Company has one product, Rackwise® (a DCM software product), that is offered at three different pricing models, of which “Rackwise on Demand” is one pricing model.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

3.
You state that the company’s products “provide a complete set of solutions that have been previously unavailable relative to all physical aspects of the data center.”  However, based on your revised disclosure, including your “Competition” disclosure on page 9, it remains unclear how your product is unique or novel.  Please review and revise your disclosure to ensure that your revised “Business” section discussion addresses the foregoing.

We have removed language describing our product as “unique” or “novel.”  We have revised our disclosure to explain the differences between our product and those of our competitors, including its compatibility with the standard platform in our industry, its ability to interface with our customers’ existing applications, its “added value” professional services, and its advanced design to collect real-time information.

Liquidity and Capital Resources, page 26

4.
We note your response to prior comment 12 and your belief that you “have enough cash on hand to sustain [your] operations through February 2012.”  As previously requested, revise your disclosure to state clearly whether or not your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the Current Report.  In this regard, if true, disclose prominently that you do not have sufficient resources to fund planned operations for the twelve-month period.  We would expect your revisions to provide updated disclosure regarding your efforts to raise funds through subsequent closings of your private offering.

Our statement regarding our available capital resources was limited to fund raising efforts as of the date of the Current Report.  As of that date, we did not have sufficient resources to fund planned operations for a period of twelve months.

In an effort to ensure our disclosure is not misleading, we have updated our disclosure to include information about our subsequent fund raising efforts. With the proceeds from those subsequent fund raising efforts, we now believe we have sufficient resources to fund planned operations for a period of not less than twelve months.

Per our conversation with the SEC Staff on January 3, 2012, we did not provide update on the Company’s activities subsequent to the date of the Current Report in any other sections of the Current Report.

5.
We note your disclosure on page 42 that in connection with your 2009 financing agreement with Black Diamond, a related party, you entered into an agreement with Black Diamond pursuant to which the company agreed to pay $10,000 a month to Black Diamond for general business consulting.  Please tell us whether this agreement is still in effect, as appears to be the case from disclosure on page F-32, and if so, explain how you considered these expenses in preparing your “Management’s Discussion and Analysis” disclosure in general, and your “Liquidity and Capital Resources” disclosure in particular.

The Black Diamond general business consulting engagement ceased in September 2011, and we have updated the disclosure accordingly.  The Company and Black Diamond are currently negotiating a new consulting arrangement.

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

6.
Your disclosure on page 7 indicates that you also offer DCM as a license purchase.  It does not appear that your current policy disclosure discusses your revenue recognition related to the license purchases.  Please expand your policy accordingly.

We have expanded our revenue recognition policy disclosure within “Critical Accounting Policies and Estimates” to clarify our revenue recognition policies associated with both our perpetual and subscription licenses.

7.
We have reviewed your revised disclosure in response to the second bullet point of prior comment 11.  Please revise your disclosure of multiple element arrangements to distinguish your arrangements between when software is offered as a subscription and a license purchase.  In addition, your current multiple element arrangements do not distinguish when the revenue is recognized for each element.  Please revise accordingly.

We have clarified our revenue recognition policy disclosure within “Critical Accounting Policies and Estimates” and our financial statement footnotes to distinguish between (a) when software is offered as a subscription license and a perpetual license and (b) when the revenue is recognized for each element.

8.	We note your response to the fourth bullet point of prior comment 11. Please expand your disclosures to clarify that you do not have any cancellation, termination or refund-type provisions.

We have expanded our revenue recognition policy disclosure within “Critical Accounting Policies and Estimates” to clarify that our license agreements do not have any material cancellation, termination or refund-type provisions.

Directors and Executive Officers, page 33

9.
We note your response to prior comment 14.  However, your revised disclosure does not appear to address fully the referenced disclosure requirement.  Please further revise your disclosure with respect to each director to indicate which of his specific skills or experience led to the conclusion that he should serve as a director, given the company’s business and structure.  In other words, in addition to discussing each director’s skills and experience, please clarify how it was determined that such individual should serve as a Rackwise director.  We again refer you to Item 401(e)(1) of Regulation S-K.

We have further revised our disclosure with respect to our directors to indicate which of each person’s skills and experience led to the determination that such person should serve on our Board of Directors.

Recent Sales of Unregistered Securities, page 46

10.
We note your enhanced disclosure in response to prior comment 16.  However, your disclosure does not clearly indicate which specific exemption from registration was relied upon with respect to each securities issuance disclosed.  In this regard, clarify for each of the issuances whether you relied on Section 4(2), Regulation S, and/or Regulation D for the exemption.  Revise your disclosure accordingly and ensure that your revised disclosure briefly states the facts relied upon to make the exemption available in the case of each issuance.

We have revised the disclosure to indicate the specific exemption relied upon with respect to each securities issuance disclosed and the facts relied upon to make the exemption available.

11.
We note your response to prior comment 17 indicating that you have disclosed all unregistered securities issuances by the company during the last three years.  However, your disclosure does not appear to include (i) the issuance of 9 million shares to Scott Hughes in 2009 and (ii) the issuance of shares in connection with the August 2010 merger with Cahaba Pharmaceuticals, Inc. and related recapitalization.  Please advise.

We have revised the disclosure to include the referenced unregistered securities issuances.

Notes to Financial Statements

Note 3 – Significant Accounting Policies

Concentration of Credit Risk and Significant Customers, page F-11

12.
We note your revised disclosures in response to prior comment 19.  Please provide clarifying disclosures to state whether transactions with foreign customers are denominated in US dollars or in the local currency.

We added clarifying disclosures to both sets of financial statement footnotes indicating that transactions with foreign customers were denominated in US dollars.

Note 5 – Intangible Assets, page F-14

13.
We have reviewed your response to prior comment 20.  Your response is unclear to us in that your disclosure does not discuss the nature of the acquisitions made in the respective periods.  Therefore, we repeat our prior comment to expand your footnote disclosure to discuss the nature of the acquisition of your intangible assets in 2010 and your interim period ended June 30, 2011.  Refer to FASB ASC 350-30-50-1.

We have expanded our discussion of the nature of the Company’s intangible assets in order be more clear.

* * * * *

We believe that the responses contained in this letter as reflected in the Form 8K/A of the Company being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at (415) 946-8947.

Sincerely yours,

Rackwise, Inc.

/s/ Guy A. Archbold

Guy A. Archbold
Chief Executive Officer